EXHIBIT 21.1

Subsidiaries of CyrusOne Inc.

Name	State or Country of Incorporation or Formation
CyrusOne GP	Maryland
CyrusOne LP	Maryland
CyrusOne Finance Corp.	Maryland
CyrusOne LLC	Delaware
CyrusOne TRS Inc.	Delaware
Cyrus One Foreign Holdings LLC	Delaware
Cyrus One UK Holdco LLP	United Kingdom
Cyrus One UK Limited	United Kingdom
CyrusOne Centro De Dados Do Brasil LTDA	Brazil